Exhibit 99.2

SKY SOLAR HOLDINGS, LTD.

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 20, 2016

NOTICE IS HEREBY GIVEN that the annual general meeting of Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”) will be held on December 20, 2016 at 10:00 a.m. (Beijing time) at Suite 1703, Gubei International Financial Center, 1438 Hongqiao Road, Shanghai 200336, China, for the following purposes:

1.                                      To elect Mr. Xinhua Yu as a Class II director of the Company;

2.                                      To re-elect Mr. Arthur (Lap Tat) Wong as a Class II director of the Company;

3.                                      To ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2016;

4.                                      To authorize any duly authorized committee of the board of directors of the Company to fix the remunerations of the auditors;

5.                                      To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing matters 1 to 4 as such director, in his or her absolute discretion, thinks fit;

6.                                      To receive the audited accounts of the Company for the year ended December 31, 2015; and

7.                                      To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The resume of each of Mr. Xinhua Yu and Mr. Arthur (Lap Tat) Wong, the proposed Class II directors of the Company, accompanies this notice of meeting.

The board of directors of the Company has fixed the close of business on November 10, 2016 (New York time) as the record date (the “Record Date”).  Only holders of our ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person.  Your vote is important.  If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s Shanghai office at Suite 1703, Gubei International Financial Center, 1438 Hongqiao Road, Shanghai 200336, China, Attention: Mr. Andrew (Jianmin) Wang, by email to andrew.wang@skysolargroup.com as soon as possible and in any event no later than 10:00 a.m. December 13, 2016 (New York City time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, CITIBANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs.  Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary.  For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded.  In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct CITIBANK N.A.— HONG KONG (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions.  In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs.  The Depositary will only vote or attempt to vote as you instruct and as further described below.  Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline and voting is by poll, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares, provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of shares may be adversely affected.  The Depositary will not itself exercise any voting discretion.  Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Weili Su

Chairman

Date: November 10, 2016

Exhibit A

Resume of Candidates for Directors

Xinhua Yu. Mr. Yu, joined IDG Capital in 2005, has engaged in and led many investments in new energy, new materials, and semiconductor design. He has rich experience in helping enterprises growing up. Before joining IDG Capital, Mr. Yu was in charge of marketing department of ICM Group of Siemens China. Mr. Yu holds a MBA from Cheung Kong Graduate School of Business and a B.S. in Engineering from Zhejiang University.

Arthur (Lap Tat) Wong. Mr. Wong has been our independent director since our initial public offering in November 2014. Mr. Wong is currently the chief financial officer of Beijing Radio Cultural Transmission Company Limited, a music production and music data management service company, the independent director and chairman of the audit committee of China Maple Leaf Educational Systems Limited, a company listed on the Hong Kong Stock Exchange, and an independent director of Xueda Education Group, a NYSE-listed company. He also serves as a board member and chairman of the audit committees for VisionChina Media Inc., a NASDAQ-listed company, China Automotive Systems, Inc., a NASDAQ-listed company, Daqo New Energy Corp., an NYSE-listed company, Petroking Oilfield Services Limited, a Hong Kong Stock Exchange-listed company. Mr. Wong was formerly the chief financial officer of GreenTree Inns Hotel Management Group, Nobao Renewable Energy, and Asia New-Energy. Prior to that, he worked at Deloitte Touche Tohmatsu from 1982 to 2008, in that firm’s San Jose, Hong Kong and Beijing offices, and most recently as a partner in the Beijing office. Mr. Wong received a Bachelor of Science in Applied Economics degree from the University of San Francisco and was awarded a Higher Diploma of Accountancy from Hong Kong Polytechnic. His professional affiliations include being a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants and the Chartered Association of Certified Accountants.